Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-257202 and 333-257202-01

June 22, 2021

ESSENTIAL PROPERTIES, L.P., AS ISSUER

ESSENTIAL PROPERTIES REALTY TRUST, INC., AS GUARANTOR

Pricing Term Sheet

$400.0 million 2.950% Senior Notes due 2031

Issuer:	Essential Properties, L.P.
Guarantor:	Essential Properties Realty Trust, Inc.
Ratings: (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-
Ratings Outlooks: (Moody’s / S&P / Fitch)*:	Stable / Stable / Stable
Security Type:	Senior Unsecured Notes
Trade Date:	June 22, 2021
Settlement Date:	June 28, 2021 (T+4); under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their advisors.
Maturity Date:	July 15, 2031
Interest Payment Dates:	January 15 and July 15 of each year, beginning on January 15, 2022
Principal Amount:	$400.0 million
Benchmark Treasury:	UST 1.625% due May 15, 2031
Benchmark Treasury Price / Yield:	101-12+ / 1.473%
Spread to Benchmark Treasury:	+150 bps
Yield to Maturity:	2.973%
Coupon:	2.950% per annum
Issue Price:	99.800% of the principal amount
Optional Redemption:

Prior to April 15, 2031 (three months prior to the Maturity Date of the Notes), “make-whole” call at T+25 basis points (calculated as though the actual Maturity Date of the Notes was April 15, 2031).

On or after April 15, 2031 (three months prior to the Maturity Date of the Notes), par call.

CUSIP / ISIN:	29670V AA7 / US29670VAA70
Joint Book-Running Managers:	BofA Securities, Inc., Citigroup Global Markets Inc., Barclays Capital Inc. and Goldman Sachs & Co. LLC

Co-Managers:	Capital One Securities, Inc., Mizuho Securities USA LLC, Stifel, Nicolaus & Company, Incorporated and Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the related prospectus in that registration statement and any other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by searching the SEC online data base (“EDGAR”) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com or by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or emailing prospectus@citi.com.

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